GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2006 NOV -7 P 1:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

27 October 2006

The United States Securities and Exchange Commiss[redacted]
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

06018225

SUPPL

Dear Sirs,

GKN plc

- **Transaction in own shares**

For your information I enclose a copy of the above announcement which was released on 26 October.

Yours faithfully,

S. Miles

Sue Miles

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

Enc

PRNUK 2610

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:38 26-Oct-06
Number	PRNUK-2610

EXEMPTION NO. 82 - 5204

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 26 October 2006 it purchased 350,000 of its ordinary shares at a price of 302.5453p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 34,191,850 of its ordinary shares in Treasury and has a total of 706,505,380 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

26 October 2006

END

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